SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D. C. 20549


                              FORM 11-K

                            ANNUAL REPORT


                  Pursuant to Section 15 (d) of the
                 Securities and Exchange Act of 1934

     For the period from December 31, 1997 to December 30, 1998


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


            ELDEC CORPORATION AND INTERPOINT CORPORATION
                        DEFERRED INCOME PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              CRANE CO.
                      100 First Stamford Place
                     Stamford, Connecticut 06902

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

TABLE OF CONTENTS


                                                   Page

INDEPENDENT AUDITORS' REPORT                             1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
     Benefits as of December 30, 1997 and
     December 30, 1998                               2
Statements of Changes in Net Assets
     Available for Benefits for the Period
     From January 1, 1997 to December 30, 1997
     and fiscal year ended December 30, 1998             3

Notes to Financial Statements                            4


SUPPLEMENTAL  SCHEDULES  AS OF AND FOR THE YEAR  ENDED  DECEMBER  30,
1998

Item 27a - Schedule of Assets Held for Investment Purposes

Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the Plan) as of December 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 30, 1998 and for the period from January 1, 1997 to December 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 30, 1998 and for the period from January 1, 1997 to December 30, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of (1) assets held for investment purposes as of December 30, 1998 and (2) reportable transactions for the year ended December 30, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.


Deloitte & Touche LLP
Seattle, Washington
May 28, 1999
                                1

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1997 AND DECEMBER 30, 1998
                                                    1998
                                       1997
ASSETS
CASH AND CASH EQUIVALENTS:                $1,852          $37

INVESTMENTS, AT FAIR VALUE:
Mutual funds                          26,772,200   38,137,504
Common and collective funds            3,589,008    5,678,340
Crane Co. common stock                 2,291,924    5,533,947
Participant notes receivable             843,358    1,421,482
          Total investments           33,496,490   50,771,273

RECEIVABLES:
Employer contribution receivable
   (Crane Co. Stock Fund)                 41,094       45,614
Employee contributions                   132,895      144,587
Total receivables                                     190,201
                                         173,989


NET ASSETS AVAILABLE FOR BENEFITS                 $ 50,961,511
                                      $33,672,331


See notes to financial statements.


                              2

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

STATEMENTS  OF CHANGES  IN NET ASSETS  AVAILABLE  FOR  BENEFITS  FOR THE
PERIOD
 FROM  JANUARY 1, 1997 TO DECEMBER  30,1997 AND YEAR ENDED  DECEMBER 30,
1998
--------------------------------------------------------------
                                                    1998
                                     1997
CONTRIBUTIONS:
Employee                             $3,925,106    $4,142,119
Employer (Crane Co. Stock Fund)       1,176,638     1,307,342
Rollovers                                     0     7,691,509
   Total contributions                5,101,744    13,140,970

EARNINGS ON INVESTMENTS:
Interest and dividends                  388,350       499,231
Net appreciation in fair value of
investments                           6,110,165     7,578,474
   Total earnings on investments      6,498,515     8,077,705

DISTRIBUTIONS TO PARTICIPANTS        (1,904,958)
                                                  (3,805,827)

ADMINISTRATIVE EXPENSE AND OTHER       (66,477)     (123,668)
                                    (1,971,435)   (3,929,495)
NET   INCREASE   IN   NET   ASSETS
AVAILABLE         FOR BENEFITS        9,628,824    17,289,180


NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of period                 24,043,507    33,672,331

NET ASSETS AVAILABLE FOR BENEFITS
 End of period                      $33,672,331   $50,961,511


See notes to financial statements.

                              3

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements For the Period from January 1, 1997
-----------------------------------------------------------------------
to December 30, 1997 and Year Ended December 30, 1998

1. DESCRIPTION OF THE PLAN
The following description of the Eldec Corporation and Interpoint
Corporation Deferred Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan's provisions.

   General: The Plan is a defined contribution plan covering substantially all employees of Eldec Corporation and Interpoint Corporation (collectively, the Corporation). The Corporation is a wholly-owned subsidiary of Crane Co. The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (ERISA). During 1997 the Plan's year-end was changed to December 30 from December 31.

   Contributions: Until October 1, 1998, each year, participants could elect to contribute and defer between 1% and 15% of pretax annual compensation as defined by the Plan. Effective October 1, 1998, the percentage election increased to 17%. Such employee contributions may not exceed the maximum allowable contribution under IRC regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant's contribution, up to 6% of the participant's salary, made in the form of common stock of Crane Co.

   During  the  year  ended   December  30,  1998,   the   Interpoint
   Corporation Retirement & Savings Plan was terminated and all assets were transferred into the Plan. The total amount transferred of approximately $7,342,000 is included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

   Participant accounts: Each participant's account is credited with the participant's contributions and allocations of the Corporation's matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

   Vesting:  A  participant's  deferred income  contribution  account
   and  Corporation  matching   contributions  are  100%  vested  and
   nonforfeitable at all times.

   Participant notes receivable: Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administration Committee (the Committee), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The interest rate on loans is 1% above the Wall Street prime lending rate on the first business day of the calendar quarter in which the loan is made.

   Payment of benefits: Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant's account balance. If the participant's account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70-1/2.

   Plan termination: Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan's assets will be liquidated by the Trustee and distributed to participants.

   Tax Status: The Internal Revenue Service has determined and informed the Corporation, by a letter dated May 5, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter and the Plan Administrator is currently in the process of filing for a new determination letter. The Plan Administrator believes the Plan, as amended and restated, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded.

   Investment Funds: Plan participants may direct investment of their accounts in any of several funds in such increments and at such times as designated by the Committee appointed by the Board of Directors. On October 5, 1998, new funds were made available to participants of the Plan. The investment options available for as of December 30, 1998 are as follows:

   Norwest Stable Value Fund This fund invests primarily in Guaranteed Investment Contracts ("GICs") but may also invest in U.S. Treasury obligations and money market instruments. A GIC is issued by a major life insurance company to retirement plans. GICs offer safety, stability and relatively high income. Although GICs do not experience market fluctuations, they do not have U.S. Government backing. It is the insurance company that guarantees the investment rate and return of principal at full value. The objective of this fund is to earn a predictable investment return that is somewhat higher than overall money market rates, with a minimum chance of loss of the original contributions. The risk and return characteristics of this fund are that it is low risk with low to moderate long-term growth potential. Interest on the invested money provides the investment return.

   AIM Balanced Fund Class A This fund is a mutual fund with a balanced portfolio which seeks to provide reasonable current income and long-term capital appreciation by investing 60% to 70% of its assets in common stocks with the remainder held in high-quality corporate bonds and U.S. Government securities. Stocks are selected on the basis of their current dividends and potential growth of capital and income. The fund may also invest up to 20% of its assets in foreign securities. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.

   Prudential Stock Index Fund Class Z This fund is a mutual fund which seeks to match the total return performance of the S&P 500 Stock Index by investing in all 500 stocks in approximately the same proportions as represented in the S&P 500 Stock Index. Dominated by large "blue chip" stocks, this unmanaged index covers about 70% of the total U.S. market capitalization. The very low turnover in the portfolio's holdings allows the fund to maintain substantially lower management fees. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.
                                         7

   Prudential Jennison Growth Fund Class Z This fund is a mutual fund, which seeks long-term growth of capital by investing primarily in established companies with market capitalizations of at least $1 billion and above average growth prospects. The fund invests substantially all, but at least 65% of its total assets, in common stocks, convertible securities and other equity securities. Companies must be currently demonstrating superior absolute and relative earnings growth and be attractively valued to be included in this fund's portfolio. The objective of this fund is to provide the higher rates of return that are associated with stocks, while limiting the risk associated with stocks by investing in large companies. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends and interest.


   Mutual Qualified Fund A This fund is a mutual fund which invests primarily in medium-sized companies. Its goal is capital appreciation, which may occasionally be short-term. Income is a secondary objective. The fund invests in common and preferred stocks, and debt of any credit quality. It may also invest up to 50% of assets in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations. The objective of the fund is to provide the possibility of short and long-term investment growth, while reducing the risk of investment loss by investing in securities that, in the opinion of the fund manager, are priced at discounts to their intrinsic values. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in values of the shares provide most of the investment return, but the fund may also receive dividends and interest.

   Prudential Small Company Value Fund Class Z This fund is a mutual fund, which invests primarily in small company stocks with market capitalizations of less than $500 million to provide long-term capital appreciation. The fund emphasizes equities that appear undervalued by various measures, such as price/earnings or price/book ratios. The value approach is intended to be conservative, but the fund's focus on small company stocks adds substantial risks. The objective of this fund is to provide the possibility of higher rates of return than by investing in small companies with greater growth potential. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.
                                             8

   Putnam International Growth Fund Class A This fund is a mutual fund which seeks capital appreciation by investing at least 65% of its assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes is undervalued. The fund may invest in both developed and emerging markets. This fund is considered riskier because of its foreign stock emphasis. The objective of this fund is to provide higher rates of return and greater diversification by investing in stocks of international companies. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.

   Crane Co. Stock Fund  Investments in common stock of Crane Co.


   The investment options available for the period January 1, 1997 to October 5, 1998 were as follows:

   U.S. Trust Capital Preservation Fund This fund invests primarily in Guaranteed Investment Contracts ("GICs") but may also invest in U.S. Treasury obligations and money market instruments. The objective of this fund is to earn a predictable investment return that is somewhat higher than overall money market rates, with a minimum chance of loss of the original contributions.

   Vanguard Wellington Fund This fund is a mutual fund with a balanced portfolio which seeks to provide reasonable current income and long-term capital appreciation by investing 60% to 70% of its assets in common stocks with the remainder held in high-quality corporate bonds and U.S. Government securities. Stocks are selected on the basis of their current dividends and potential growth of capital and income. The fund may also invest up to 10% of its assets in foreign securities. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss.

   Vanguard Institutional Equity Index Fund This fund is a mutual fund which seeks to match the total return performance of the S&P 500 Stock Index by investing in all 500 stocks in approximately the same proportions as represented in the S&P 500 Stock Index. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss.

   Harbor Capital Appreciation Fund This fund is a mutual fund which seeks long-term growth of capital by investing primarily in established companies with market capitalizations of at least $1 billion and above average growth prospects. The fund invests substantially all, but at least 65% of its total assets, in common stocks, convertible securities and other equity securities. Companies must be currently demonstrating superior absolute and relative earnings growth and be attractively valued to be included in this fund's portfolio. The objective of this fund is to provide the higher rates of return that are associated with stocks, while limiting the risk associated with stocks by investing in large companies.



   T. Rowe  Price  Small Cap  Value  Fund This fund is a mutual  fund which invests primarily in small company stocks with market capitalizations of less than $500 million to provide long-term capital appreciation. The fund emphasizes equities that appear undervalued by various measures, such as price/earnings or price/book ratios. The value approach is intended to be conservative, but the fund's focus on small company stocks adds substantial risks. The objective of this fund is to provide the possibility of higher rates of return than by investing in small companies with greater growth potential.

   American Funds Europacific Growth Fund This is a mutual fund which invests in a carefully chosen selection of more than 275 companies based outside the U.S. which offer above average growth potential. The fund usually invests approximately 65% of its assets in Pacific Basin stocks, including Japan, Australia, Canada, Malaysia and Singapore. The fund typically keeps a relatively high cash level to moderate foreign stock volatility and purchases equities with moderate price multiples. Exposure to emerging markets is below average. The objective of this fund is to provide higher rates of return and greater diversification by investing in stocks of international companies.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 1997 and 1998:

                                        1997            1998
U.S.  Trust  Company  of  the  Pacific
Northwest     Capital     Preservation $               $5,534,855
Fund                                    3,589,008
Norwest Stable Value Fund                                 143,485
Vanguard Wellington Fund                3,387,051
AIM Balanced Fund Class A                               5,654,817
Vanguard  Institutional  Equity  Index  4,445,618
Fund
Prudential Stock Index Fund Class Z                     7,730,360
Harbor Capital Appreciation Fund       11,260,625
Prudential  Jennison Growth Fund Class                 17,015,924
A
Mutual Qualified Fund                                      22,220
T. Rowe Price Small Cap Value Fund      5,476,559
Prudential  Small  Company  Value Fund                  5,219,220
Class A
American Funds Europacific Growth Fund  2,202,347
Putnam   International   Growth   Fund                  2,494,963
Class A
Crane Co. Stock Fund                    2,291,924       5,533,947



2. SUMMARY OF ACCOUNTING POLICIES
   The  following  is a  summary  of  the  significant  accounting  and
   reporting   policies   followed  in  preparation  of  the  financial
   statements of the Plan.

   Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

   Cash equivalents: All investments purchased with a maturity of three months or less have been classified as cash equivalents.

   Investment valuation: Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

   Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant's proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant's proportionate share of assets in each fund.

   Benefit payments: Benefits are recorded when paid. Benefits payable to participants included in net assets totaled $1,919 and $71,171 at December 30, 1998 and 1997, respectively. Such amounts are shown as Plan liabilities in the Form 5500.

   Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
  The Plan has investments and transactions with parties-in-interest, those parties being Crane Co. and participants with loan balances.

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS
  Allocation by fund of net assets available for benefits at December 30, 1997 and 1998 follows:

                                          1997          1998

U.S.  Trust  Company  of the  Pacific
Northwest Capital Preservation Fund    $ 3,606,164   $ 5,534,873
Norwest Stable Value Fund                                158,734
Vanguard Wellington Fund                 3,401,622             0
AIM Balanced Fund Class A                              5,672,990
Vanguard Institutional Equity Index      4,467,765
Fund
Prudential Stock Index Fund Class Z                    7,758,127
Harbor Capital Appreciation Fund        11,301,711
Prudential   Jennison   Growth   Fund                 17,059,528
Class A
Mutual Qualified Fund                                     23,574
T. Rowe Price Small Cap Value Fund       5,499,545
Prudential  Small  Company Value Fund                  5,241,460
Class A
American  Funds  Europacific   Growth    2,213,000
Fund
Putnam   International   Growth  Fund                  2,502,738
Class A
Crane Co. Stock Fund                     2,339,166     5,588,006
Loan Fund                                  843,358     1,421,481
                                                 $  $50,961,511
                                        33,672,331


5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the period from January 1, 1997 to December 30, 1997 and the year ended December 30, 1998 were as follows:

Employee Contributions:
                                        1997            1998

U.S.   Trust   Company   of   the
Pacific     Northwest     Capital       $ 518,574      $  330,421
Preservation Fund
Norwest Stable Value Fund
                                                          111,941
Vanguard Wellington Fund                  483,917         360,699
AIM Balanced Fund Class A                                 133,619
Vanguard Institutional Equity             609,605         535,459
Index Fund
Prudential   Stock   Index   Fund                         198,274
Class Z
Harbor Capital Appreciation Fund       1,242,650          976,632
Prudential  Jennison  Growth Fund                         322,742
Class A
Mutual Qualified Fund                                       6,928
T.  Rowe  Price  Small  Cap Value         678,458         536,659
Fund
Prudential  Small  Company  Value                         167,375
Fund Class A
American    Funds     Europacific                         185,232
Growth Fund
Putnam  International Growth Fund                          55,390
Class A
Crane Co. Stock Fund                       77,515        220,748
                                       $3,925,106   $ 4,142,119
                                 12



Net investment income:               1997             1998

U.S.   TrustCompany   of  the
Pacific   Northwest   Capital
Preservation Fund                  $   215,722         $  302,595
Norwest Stable Value Fund
                                                            1,235
Vanguard Wellington Fund               598,977
                                                          178,027
AIM Balanced Fund Class A
                                                          796,747
Vanguard Institutional
Equity Index Fund                      985,893            188,534
Prudential  Stock  Index Fund
Class Z                                                 1,530,620
Harbor  Capital  Appreciation        2,943,266
Fund                                                       81,291
Prudential   Jennison  Growth
Fund Class A                                            4,978,626
Mutual Qualified Fund
                                                              452
T.  Rowe   Price   Small  Cap        1,049,121        (1,121,682)
Value Fund
Prudential    Small   Company
Value Fund Class A
                                                          522,980
American  Funds   Europacific          184,574          (131,352)
Growth Fund
Putnam  International  Growth
Fund Class A
                                                          581,422
Crane Co. Stock Fund                   447,165
                                                           51,956
Loan Fund                               73,797           116,255
                                     6,498,515         8,077,705

Distributions to Participants        1997              1998

U.S.  Trust  Company  of  the
Pacific   Northwest   Capital
Preservation Fund                    $ 226,569          $ 847,244
Vanguard Wellington Fund               251,064            372,290
Vanguard Institutional
Equity Index Fund                      138,901            323,907
Harbor  Capital  Appreciation          780,522            964,171
Fund
American  Funds   Europacific
Growth Fund                            119,416            156,698
Crane Co. Stock Fund                    79,647            450,165
Loan Fund                               70,891            54,854
                                    $1,904,958        $3,805,827

                               SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    ADMINISTRATIVE COMMITTEE OF THE
                    AMENDED AND RESTATED CRANE CO.
                      SAVINGS AND INVESTMENT PLAN

                  Arlan VanKoevering
                  Arlan VanKeovering

                  David Neils
                  David Neils

                  Linda Wood
                  Linda Wood

Lynnwood, WA
June 15, 1999
                              14

   ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN
      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           DECEMBER 30, 1998


        Identity of Issue              Cost       Current
                                                   Value
Collective Funds:

U.S. Trust Company of the
Pacific Northwest Capital           $ 5,457,142   $5,534,855
Preservation Fund
Norwest Stable Value Fund               142,549      143,485
Mutual Funds:
AIM Balanced Fund A                   4,913,922    5,654,817
Prudential Stock Index Fund Z         6,327,580    7,730,360
Prudential Jennison Growth Fund A    12,525,343   17,015,924
Mutual Qualified Income A                22,314       22,220
Prudential Small Company Value        5,227,028    5,219,220
Fund
Putnam International Growth           1,984,393    2,494,963

Crane Co. Stock Fund* (187,133        4,347,981    5,533,947
shares)
Participant notes receivable          1,421,482    1,421,482
                                    $42,369,734 $ 50,771,273



*Represents a party-in-interest to the plan.

                                  15

   ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN
            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 FOR THE YEAR ENDED DECEMBER 30, 1998

                     Purchase    Number            Number         Net Gain
Identity of Issue      Price     of      Sale      of      Cost   or(Loss)
                                 Purchases   Price  Sales

 Series of
 Transactions
 USTPN Capital
 Preservation Fund   8,321,917        29 1,212,931     261,032,782  180,149
 Crane Company       5,822,219        32 3,373,190     243,333,471   39,719
 Stock
 Prudential Small
 Company Value       5,228,476        21     1,408      2    1,446     (38)
 Fund A
 Prudential Stock
 Index Fund Z        6,363,476        18    43,745      2   35,950    7,794
 Prudential
 Jennison Growth     12,583,273       20    73,300      4   58,008   15,292
 Fund A
AIM Balanced Fund A  4,913,895        18         0     0        0        0
U/O/P in Federated
Government Bonds     18,884,032      454 18,888,372  367 18,888,372      0
Euro Pacific Growth
Fund                   497,216        34 2,552,144    21 2,577,772(25,629)
Harbor Capital
Appreciation fund    3,464,917        38 14,503,020   31 11,149,923,353,097
Row T Price Small
Cap Value Fund       1,262,749        35 5,616,444    26 5,621,346 (4,902)
Vanguard/
Wellington Fund      1,632,319        43 5,098,473    19 4,620,095 478,378
Vanguard
Institutional Index  1,667,253        40 6,241,985    26 4,897,3341,344,650
Fund

 Single
 transaction:
USTPN Capital
Preservation Fund    5,468,486
Crane Company Stock  3,968,126
Prudential Small
Company Value Fund A 4,455,658
Prudential Stock
Index Fund Z         6,037,837
Prudential Jennison
Growth Fund A        11,742,254
AIM Balanced Fund A  4,727,984
U/O/P in Federated
Government Bonds     5,629,471
U/O/P in Federated
Government Bonds                         5,526,308       5,526,308        0
Harbor Capital
Appreciation fund                        12,253,360      10,445,841,807,519
Row T Price Small
Cap Value Fund                           4,457,785       4,632,275(174,490)
Vanguard/
Wellington Fund                          4,747,267       4,314,799  432,468
Vanguard
Institutional Index                      5,967,156       4,710,0391,257,116
Fund
Crane Company Stock                      3,228,875       3,228,875        0



                              16
